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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13D


                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                            (AMENDMENT NO. ________)*


                          Silicon Valley Research, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                         Common Stock, Without Par Value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                   827068 20 6
              -----------------------------------------------------
                                 (CUSIP Number)


                            Laurence G. Colegate, Jr.
                             6360 San Ignacio Avenue
                               San Jose, CA 95119
                                 (408) 361-0333
--------------------------------------------------------------------------------
       (Name, Address and Telephone Number of Person Authorized to Receive
                          Notices and Communications)


                                 March 31, 1998
              -----------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)



               This Schedule contains 6 pages, including Exhibits.

                                  SCHEDULE 13D

-------------------------                                   -------------------
 CUSIP No. 827068 20 6                                       PAGE 2 OF 6 PAGES
-------------------------                                   -------------------

--------------------------------------------------------------------------------
   1  NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
      David R. Reebel
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   2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
      Not Applicable                                                   (a) [ ]
                                                                       (b) [ ]
--------------------------------------------------------------------------------
   3  SEC USE ONLY

--------------------------------------------------------------------------------
   4  SOURCE OF FUNDS*
      00
--------------------------------------------------------------------------------
   5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e)                                                 [ ]
      Not Applicable
--------------------------------------------------------------------------------
   6  CITIZENSHIP OR PLACE OF ORGANIZATION
      United States
--------------------------------------------------------------------------------
                      7   SOLE VOTING POWER
                          1,384,615
     NUMBER OF        ----------------------------------------------------------
       SHARES         8   SHARED VOTING POWER
    BENEFICIALLY          0
      OWNED BY        ----------------------------------------------------------
        EACH          9   SOLE DISPOSITIVE POWER
     REPORTING            1,384,615
       PERSON         ----------------------------------------------------------
        WITH          10  SHARED DISPOSITIVE POWER
                          0
--------------------------------------------------------------------------------
  11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      1,384,615
--------------------------------------------------------------------------------
  12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ] Not Applicable
--------------------------------------------------------------------------------
  13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      5.8%
--------------------------------------------------------------------------------
  14  TYPE OF REPORTING PERSON*
      IN
--------------------------------------------------------------------------------

                                  SCHEDULE 13D

-----------------------                               --------------------------
 CUSIP No. 827068 20 6                                    Page 3 of 6 Pages
-----------------------                               --------------------------



ITEM 1. SECURITY AND ISSUER

        The class of equity securities to which this Statement on Schedule 13D relates is the Common Stock, without par value (the "Common Stock"), of Silicon Valley Research, Inc. (the "Issuer" or "SVR"), a California corporation, with its principal executive offices located at 6360 San Ignacio Avenue in San Jose, California 95119.

ITEM 2. IDENTITY AND BACKGROUND

        This Statement is being filed by David R. Reebel based upon his ownership of shares of Common Stock. Mr. Reebel's business address is 7608 HWY 71 West, Austin, TX 78735. Mr. Reebel's principal occupation is serving as Vice President of Quality I.C. Corporation, a subsidiary of SVR, which provides Integrated Circuit (IC) design consulting.

        During the last five years, Mr. Reebel has not been (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or
(b) a party to a civil proceeding or a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. Mr. Reebel is a citizen of the United States.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

        Mr. Reebel acquired his shares as a result of the acquisition of Quality I.C. Corporation by SVR effective March 31, 1998 ("the Acquisition"). Pursuant to the Agreement and Plan of Reorganization ("the Agreement") entered into among Silicon Valley Research, Inc., QIC Acquisition Corporation, Quality I.C. Corporation and the shareholders of Quality I.C. Corporation, Mr. Reebel received 1,384,615 shares of Common Stock ("the Shares") and $100,000, payable in four cash payments over 270 days, in exchange for his 440 shares of Quality I.C. Corporation common stock.

ITEM 4. PURPOSE OF TRANSACTION

        In the Agreement, Mr. Reebel represented and warranted to SVR that the Shares were acquired for his own account for investment purposes only and not with a view to, or for, resale in connection with any distribution or public offering thereof within the meaning of the Securities Act of 1933, as amended, or any similar federal statute and the rules and regulations thereunder (Item
4.1 of the Agreement).

                                  SCHEDULE 13D

-----------------------                               --------------------------
 CUSIP No. 827068 20 6                                    Page 4 of 6 Pages
-----------------------                               --------------------------



        Mr. Reebel, in his individual capacity, has no present plans or proposals which may relate to or would result in:

        (a) The acquisition or disposition of any additional securities of the Issuer by any person;

        (b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any or its subsidiaries;

        (c) A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

        (d) Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

        (e) Any material change in the present capitalization or dividend policy of the Issuer;

        (f) Any other material change in the Issuer's business or corporate structure, including but not limited to, if the Issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by section 13 of the Investment Company Act of 1940;

        (g) Changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

        (h) Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

        (i) A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

        (j)    Any action similar to any of those enumerated above.


ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

        Pursuant to Rule 13d-3, Mr. Reebel may be deemed to beneficially own a total of 1,384,615 shares of Common Stock as of the Filing Date, representing 5.8% of the outstanding Common Stock, based upon the 23,759,668 shares of SVR Common Stock outstanding as of March 31, 1998 and computed in accordance with rule 13d-3(d)(1). Mr. Reebel has sole voting and dispositive powers for the 1,384,615 shares of Common Stock.

                                  SCHEDULE 13D

-----------------------                               --------------------------
 CUSIP No. 827068 20 6                                    Page 5 of 6 Pages
-----------------------                               --------------------------


        From the date sixty days preceding the date of the event which initially required the filing of the Statement through the Filing Date, Mr. Reebel only engaged in the transaction described in Item 3, with respect to the Common Stock of the Issuer.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

        Pursuant to the Agreement, Mr. Reebel has certain Registration Rights on the Shares. SVR has one hundred twenty (120) days from March 31, 1998 (the closing date of the Acquisition) to prepare and file with the Securities and Exchange Commission ("the Commission") a registration statement covering the Shares. SVR must use its best efforts to cause such registration statement to be declared effective by the Commission as soon as practicable thereafter. A copy of the Agreement is hereby incorporated by reference to Exhibit 2.1 of SVR's Form 8-K filed on April 10, 1998.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

        Exhibit A            Agreement and Plan of Reorganization entered into
                             among Silicon Valley Research, Inc., QIC
                             Acquisition Corporation, Quality I.C. Corporation and the shareholders of Quality I.C. Corporation, including the Registration Rights Agreement entered into among Silicon Valley Research, Inc, David R.
                             Reebel and James O. Benouis (incorporated by reference to Exhibit 2.1 of SVR's Form 8-K filed on April 10, 1998)

                                  SCHEDULE 13D

-----------------------                               --------------------------
 CUSIP No. 827068 20 6                                    Page 6 of 6 Pages
-----------------------                               --------------------------




        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.




      April 8, 1998                                /s/ David R. Reebel
    -------------------                      -----------------------------------
          Date                                       David R. Reebel